U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
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1.   Name and Address of Reporting Person*

     Zeni, Phillip T.
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   (Last)                           (First)             (Middle)

     1330 West Auto Drive
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                                    (Street)

   Tempe                            Arizona              85284
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol

     Circuit Research Labs, Inc. (CRLI)
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


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4.   Statement for Month/Day/Year

     February 18, 2003
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5.   If Amendment, Date of Original (Month/Year)

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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [ ]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)
          Executive Vice President and Chief Operating Officer
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7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by 1 Reporting Person
     [_]  Form filed by more than 1 Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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Common Stock, $.10 par value          2/18/03        A               2,518       A      $0.67                   D
                                                                                        (1) (2)
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Common Stock, $.10 par value          2/18/03        A               5,508       A      $0.9165                 D
                                                                                        (1) (2)
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Common Stock, $.10 par value          2/18/03        A               4,936       A      $0.6819                 D
                                                                                        (1) (2)
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Common Stock, $.10 par value          2/18/03        A              11,491       A      $0.5857  89,912 (3)     D
                                                                                        (1)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the Form is filed by more than one Reporting Person, see Instruction
4(b)(v)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
              (e.g., puts, calls, warrants, options, convertible securities)
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                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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Explanation of Responses:

(1) Per the Reporting Person's employment agreement with the Issuer, effective October 1, 2002, the Reporting Person's compensation consists of cash and restricted stock. Under the employment agreement, the restricted stock is granted on a monthly basis at an issue price equal to the average of the daily closing price of the Issuer's common stock during the month preceding the grant.

(2) The issuer first issued restricted stock to the reporting person under the employment agreement in respect of the months of October, November and December 2002. The issuer issued an insufficient number of shares in respect of those three months, and on February 18, 2003 issued additional shares to correct the deficiencies. Those additional shares are reported in the first three lines of this Table 1.

(3) Includes 50,000 shares of common stock subject to exercisable options and previously reported on a Form 4 filed by the Reporting Person on February 11, 2002.


        /s/ Phillip T. Zeni, Sr.                                2/18/03
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
        Phillip T. Zeni, Sr.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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